FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 8, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

SECOND QUARTER 2005 RESULTS

Buenos Aires, August 8, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the second quarter ended June 30, 2005.

Net income for 2005 second quarter was P$264 million compared to a P$77 million loss in 2004 second quarter*.

The 2005 second quarter results were impacted by the following:

*    High WTI prices and, to a lesser extent, the recovery of gas and electricity prices in Argentina as a result of the path of prices agreed upon with the Argentine Government.

*   The reduction in losses attributable to the valuation at market value of derivative  instruments that do not qualify for hedge accounting.

*   The favorable effect of the exchange rate behavior on the borrowing position of the Company and its main affiliates.

*  Recording of allowances in 2004 second quarter to adjust the book value of investments in CIESA/TGS and Citelec to their recoverable value.

Net sales for 2005 quarter increased 20.3% to P$2,535 million.

Gross profit for 2005 quarter was P$871 million, 25.5% higher compared to 2004 quarter. Gross margin was 34.4% and 32.9% in 2005 and 2004 quarters, respectively.

The Company’s shareholders’ equity increased 7% in the six-month period to P$5,897 million as of June 30, 2005.

*  For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

SECOND QUARTER 2005 RESULTS

Net Sales

*     In 2005 quarter net sales increased P$428 million or 20.3% to P$2,535 million. Net sales for 2005 quarter reflect P$116 million and P$156 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$9 million). Net sales for 2004 quarter reflect P$114 million and P$132 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$2 million).

Without proportional consolidation, 2005 quarter net sales increased P$409 million or 22% to P$ 2,272 million in 2005 quarter, driven by a significant increase in the prices of WTI, petrochemicals and refined by-products. Net sales for the Oil and Gas Exploration and Production, Petrochemicals, Refining and Electricity business segments increased P$211 million, P$96 million, P$79 million and P$12 million, respectively. Reflecting the growing integration of operations, intercompany sales rose to P$484 million in 2005 quarter from P$463 million in 2004 quarter.

Gross Profit

    *    Gross profit increased to P$871 million or 25.5% in 2005 quarter. The 2005 quarter gross profit reflects P$53 million and P$16 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2004 quarter gross profit reflects P$55 million and P$24 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2005 quarter increased P$187 million to P$802 million. Reflecting the sales growth mainly attributable to improved sales prices, gross profit for the Oil and Gas Exploration and Production, Petrochemicals and Electricity business segments increased P$153 million, P$14 million and P$5million, respectively. Conversely, reduced marketing margins of refined products resulted in a P$37 million reduction in the Refining business segment, mainly due to limitations to pass through crude oil price increases to gasoline and diesel oil final prices.

Administrative and selling expenses

*    Administrative and selling expenses for 2005 quarter rose to P$212 million or 14% compared to 2004 quarter. The 2005 quarter reflects P$5 million and P$18 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2004 quarter reflects P$2 million and P$17 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased 13.2% to P$189 million in 2005 quarter. The ratio of administrative and selling expenses to sales was 8.3% in 2005 quarter and 9% in 2004 quarter.

Other operating income

     *    Other operating income accounted for P$83 million and P$74 million losses in 2005 and 2004 quarters, respectively. Other operating income for 2005 quarter reflects P$4 million losses, attributable to our share in other operating income of CIESA. The 2004 quarter does not reflect other operating income attributable to our share in other operating income of CIESA and Distrilec.

Without proportional consolidation, other operating income accounted for P$79 million and P$74 million losses for 2005 and 2004 quarters, respectively.

Operating income

     *   Operating income increased P$145 million or 35% to P$559 million in 2005 quarter. The 2005 quarter operating income reflects a P$44 million gain and a P$2 million loss attributable to our share in the operating income of CIESA and Distrilec, respectively. The 2004 quarter reflects P$53 million and P$7 million gains attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income moved up P$163 or 46% to

P$517 million in 2005 quarter.

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

    *    Equity in earnings of affiliates accounted for a P$69 million gain in 2005 quarter compared to a P$15 million loss in 2004 quarter. Without proportional consolidation, equity in earnings of affiliates accounted for a P$79 million gain in 2005 quarter compared to a P$99 million loss in 2004 quarter.

The main variations were the following:

      -    CIESA – TGS: In 2005 quarter, equity in earnings of CIESA/TGS accounted for a P$20 million gain compared to a P$85 million loss in 2004 quarter. The 2004 quarter equity in earnings reflects a charge corresponding to the recording of allowances to value these investments at fair market value in the amount of P$45 million and P$5 million, respectively. Excluding these charges, equity in earnings for 2004 quarter accounted for a P$35 million loss.

This variation in equity in earnings is mainly attributable to the impact of the different behavior of the exchange rate on the dollar-denominated net borrowing position. In this respect, in 2005 quarter, CIESA’s financial income (expense) accounted for a P$32 million loss, significantly lower than P$182 million in 2004 quarter.

CIESA’s total sales revenues in 2005 slightly declined compared to 2004 quarter. Sales revenues for the gas transportation segment increased P$5 million in 2005 quarter, mainly as a result of increased provision of gas transportation services in the amount of P$3 million. Income from the NGL production and marketing segment declined P$4 million in 2005 quarter, accounting for a 16% drop in sales volumes, partially offset by an increase in international reference prices. The drop in sales volumes was attributable to a lower gas supply.

-   Distrilec (Edesur): Equity in earnings of Distrilec (controlling company of Edesur) accounted for P$5 million and P$8 million losses in 2005 and 2004 quarters, respectively. Distrilec’s operating income accounted for a P$4 million loss in 2005 quarter compared to a P$14 million gain in 2004 quarter. This drop is mainly attributable to the impact of the penalties imposed by the regulatory authorities and  higher labor costs. Financial income (expense) and holding gains (losses) accounted for P$14 million and P$24 million losses in 2005 and 2004 quarters, respectively. This drop is attributable to the effect of the different behavior of the exchange rate in both quarters on the dollar-denominated financial indebtedness.

-   Citelec (Transener): In 2005 quarter, equity in earnings of Citelec accounted for a P$19 million gain compared to a P$38 million loss in 2004 quarter. Both quarters reflect charges in connection with the recording of an allowance to adjust the book value to the market value, in the amount of P$140 million and P$19 million, respectively.

On June 30, 2005, Transener completed restructuring of its financial indebtedness. According to the exchange offer terms and the tenders submitted, Transener recognized a P$609 million gain. The impact of this gain, however, was significantly absorbed by recording of the allowance mentioned above.

Citelec’s sales revenues for 2005 quarter grew 12.2% to P$83 million, mainly due to the P$9 million increase in revenues from unregulated services.

Operating income increased P$2 million to P$9 million in 2005 quarter, derived from higher revenues from unregulated services.

-    Empresa Boliviana de Refinación: Equity in earnings of EBR accounted for P$25 million and P$12 million gains in 2005 and 2004 quarters, respectively. The improvement in results for 2005 quarter is attributable to the reversal of allowances for bad debts, especially receivables from the Bolivian government, and the positive effects of the regulatory changes in 2005 second quarter.

-   Refinería del Norte: Equity in earnings of Refinor increased to P$10 million in 2005 quarter from P$8 million in 2004 quarter, mainly due to the increase in fuel marketing margins resulting from export operations and, to a lesser extent, the revaluation of inventories due to the WTI rise.

Financial income (expense) and holding gains (losses)

*   Financial income (expense) and holding gains (losses) declined 71.3% or P$300 million to P$121 million in 2005 quarter. The 2005 quarter reflects P$16 million and P$7 million financial expenses attributable to our share in the financial expense of CIESA and Distrilec, respectively. The 2004 quarter reflects P$91 million and P$12 million financial expenses attributable to our share in the financial expense of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) fell 69.2% to P$98 million in 2005 quarter, mainly due to:

-  A reduction in losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting, which totaled P$5 million in 2005 quarter compared to P$187 million in 2004 quarter as a result of a lower increase in the future curve of crude oil prices (3.74% in 2005 quarter compared to 11.6% in 2004 quarter), and lower volumes committed.

-   A 7.9% reduction in interest expense to P$93 million in 2005 quarter from P$101 million in 2004 quarter, as a result of a 1.2% decline in dollar-denominated average indebtedness.

-   Exchange difference gains in the amount of P$7 million in 2005 quarter compared to a P$36 million loss in 2004 quarter, in line with the fluctuating behavior of the exchange rate, and the consequent effect on the Company’s dollar-denominated net borrowing position (0.1% appreciation in 2005 quarter compared to a 3.8% depreciation in 2004 quarter).

Income Tax

*    The income tax charge for 2005 quarter increased to P$153 million in 2005 quarter from P$34 million in 2004 quarter. The 2005 quarter reflects a P$3 million gain and a P$3 million loss attributable to our share in the income tax of CIESA and Distrilec, respectively. The 2004 quarter reflects P$4 million and P$4 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for a P$153 million loss in 2005 quarter compared to P$26 million in 2004 quarter.

As of December 31, 2004, considering the profitability vision contributed by Petrobras Energía’s business plan, Petrobras Energía partially reversed the allowance provided for tax loss carry forwards, recording a P$268 million gain. Consequently, the increase in 2005 quarter income tax charge is mainly attributable to the decrease in partially reversed tax loss carry forwards as a consequence of the tax gain in 2005 quarter.

Balance Sheet

The breakdown below excludes proportional consolidation:

Statement of Cash Flows

The breakdown below excludes proportional consolidation:

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2005 quarter increased 23.6% to P$1,105 million. This improvement is mainly attributable to the 35.7% increase in the average sales price of oil equivalent, partially offset by a 9.2% reduction in sales volumes of oil equivalent.

In 2005 quarter, the average sales price per barrel of crude oil, including the effects of taxes on exports, increased 34.8% to P$93.8.

Combined oil and gas daily sales volumes in 2005 quarter decreased to 169.5 thousand barrels of oil equivalent from 186.7 thousand barrels of oil equivalent in 2004 quarter. Crude oil sales volumes decreased 7.3% to 118.7 thousand barrels per day while gas daily sales volumes dropped 13.4% to 304.7 million cubic feet.

*  In Argentina, sales rose 5.0% to P$547 million in 2005 quarter, boosted by a 17.4% increase in average sales prices limited by a 10.6% reduction in the combined oil and gas daily sales volumes to 95.6 thousand barrels of oil equivalent in 2005 quarter.

Crude oil sales improved P$24 million to P$490 million in 2005 quarter. This increase was attributable to the 15.6% rise in the average sales price to P$96.4 per barrel in 2005 quarter.

In Argentina, the crude oil export tax increases during 2004 limited the advantages of a very favorable international price scenario. This scheme was a conditioning reference for the fixing of domestic sales prices to the refining segment in line with the Argentine Government’s intention to establish a price stability framework.

Daily crude oil sales volumes declined 9% to 55.9 thousand barrels in 2005 quarter, mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline. The investments made, basically in projects aimed at improving the fields’ production basic curve, allowed to mitigate the negative trend of the production curve.

Total gas sales increased 3.6% to P$57 million in 2005 quarter, mainly due to a 19.7% increase in prices, partially offset by a 12.6% reduction in sales volumes.

Gas average sales prices increased to P$2.63 per million cubic feet in 2005 quarter mainly due to the implementation of a path for the recovery of industrial consumer and power plant prices provided for by the Secretary of Energy. Conversely, and due to the compliance with export contracts in force and the restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell and were sold in the domestic market at lower prices.

Daily gas sales volumes dropped to 238.6 million cubic feet in 2005 quarter mainly due to the considerable decline in the fields’ production curve.

Combined oil and gas sales outside of Argentina increased 48.4% to P$552 million in 2005 quarter. Total oil and gas sales volumes fell 7.4% to 73.9 thousand barrels of oil equivalent in 2005 quarter. The average sales price per barrel of oil equivalent increased 60.4% to P$82.1 in 2005 quarter from P$51.2 in 2004 quarter, mainly due to the increase in the international reference price and the recognition of an additional compensation in Venezuela.

In Venezuela, oil and gas sales in 2005 quarter grew 54.9% to P$285 million. In 2005 quarter, the average price per barrel of oil totaled P$73.4, a 75.2% higher compared to P$41.9 in 2004 quarter. This variation is mainly attributable to the WTI behavior mentioned above and to the recognition of an additional compensation provided for under the second round contracts, which include, among others, the Oritupano Leona area. Along these lines, the operating agreement of the oilfield provides that once an accumulated production volume of 155 million barrels has been reached, an additional compensation will be recognized based on a rate per barrel adjusted on the basis of changes in prices of a crude basket. During 2005 first quarter, the Consortium reached the accumulated production required under the Agreement and consequently started to recognize such incentive on production, accounting for an additional income of P$90 million.

Daily sales volumes of oil equivalent declined 12.2% to 45.6 thousand bbl/d in 2005 quarter, basically due to the results obtained from the drilling and workover campaigns in connection with the third round contracts during 2004 and to cuts in the investment program provided by PDVSA.

In Ecuador, oil sales for 2005 quarter increased 39.6% to P$74 million mainly boosted by a 35.5% increase in sales prices to P$120.9 per barrel, due to the 36.1% increase in the Oriente crude oil, the applicable international reference. Though production volumes for 2005 quarter recorded a 47.6% growth in line with the gradual development of Block 18, operating problems at Petroecuador facilities delayed crude oil shipments limiting a potential growth in deliveries, which reflected a slight increase to 6.7 thousand barrels per day in 2005 quarter, with the consequent increase in stocks.

In Peru, oil and gas sales increased P$57 million to P$163 million in 2005 quarter. The crude oil price rose 38.1% to P$138.5 per barrel in 2005 quarter. The international reference (a combination of the Oriente crude oil and the WTI), recorded a positive variation of 38.4%.

The price of gas decreased 6.0% to P$5.19 per million cubic feet in 2005 quarter, as a consequence of the increase in gas supply, boosted by the entry to the local market of gas from the Camisea formation which is the most important gas reserve in Peru and one of the most important gas reserves in Latin America.

Daily sales volumes increased 12.7% to 14.2 thousand barrels of oil equivalent in 2005 quarter, mainly as a result of the good results obtained from drilling campaigns during 2005 and of increased drilling and workover activities performed in 2004.

*   Gross profit for 2005 quarter rose P$153 million to P$618 million. The margin on sales increased to 55.9% in 2005 quarter from 52% in 2004 quarter. This rise in margins is mainly attributable to a 35.7% increase in average sales prices of oil equivalent. The lifting cost rose to P$9.7 per barrel of oil equivalent in 2005 quarter from P$7.9per barrel of oil equivalent in 2004 quarter, mainly due to the rise in oil service rates and, to a lesser extent, increases in electric power costs and incremental costs associated with the implementation of new safety and environmental standards. Increased costs are mainly recorded in Argentina. The drop in production volumes also had an impact, though to a lesser extent.

*  Exploration expenses totaled P$17 million and P$20 million in 2005 and 2004 quarters, respectively. Expenses for 2005 quarter are mainly attributable to 3D seismic works in exploratory areas in Argentina. In 2004 quarter, in accordance with the SFAS 19 guidelines exploration investments in Puesto Zuñiga areas and expenses related to unsuccessful wells in the Aguaragüe area were charged to income.

*   Other operating income (expense) accounted for P$72 million and P$64 million losses in 2005 and 2004 quarters, respectively. Losses for both quarters are mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador.

Hedge of  Produced Crude Oil Price

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the income statement under “Financial Income (Expense) and Holding Gains (Losses)”.

As of June 30, 2005, the Company maintains the following structure of oil hedge agreements that do not qualify for hedge accounting:

                                                                  Expected Maturity

2005
Sales Price Exposure

Crude oil price swaps (1)
Contract volumes (million bbl)	3.68
Average settlement prices (US$ per barrel)	19.00
Current value before advance payments	(417.00)

(1)    The transactions included herein are swap options exercised by the counterparties.

Refining

*   In 2005 quarter operating income for the Refining business segment declined P$37 million, reflecting a P$31 million loss compared to a P$6 million gain in 2004 quarter. During 2005 quarter, the rise in the price of WTI had a negative effect which was only mitigated by the implementation of the crude oil export tax regime. This was partially offset by the significant increase in export prices and in the prices of domestic market products not subject to the Price Stability Agreement.

*   Gross profit for 2005 quarter declined to P$28 million from P$65 million in 2004 quarter. Gross margin declined to 3% in 2005 quarter from 7.7% in 2004 quarter, mainly due to the 14.4% increase in the average cost of processed crude oil to P$107.4 per barrel in 2005 quarter.

*   Net sales for refinery products increased to P$924 million or 9% in 2005 quarter, boosted by higher sales prices of products. Total sales volumes remained at similar levels in both quarters, with a change in the market mix. Domestic sales increased 10% in 2005 quarter while export sales fell 32%.

In line with the significant rise in the price of WTI, sales average prices of heavy distillates, benzene, asphalts, paraffins, diesel oil, reformer plant byproducts, aromatics and gasoline increased 37%, 36%, 27%, 21%, 15%, 9%, 8% and 5%, respectively.

In 2005 quarter crude oil volumes processed at San Lorenzo and Bahía Blanca refineries declined 1% to 58.8 thousand barrels per day as a result of the shutdown for scheduled maintenance works at the Bahía Blanca refinery.

Total diesel oil sales volumes moved down 5.5% to 464 thousand cubic meters in 2005 quarter, mainly due to the decline in export volumes. In 2004 quarter, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall, in connection with its own production from the Bahía Blanca Refinery, was made up by purchases from third parties. Domestic sales for 2005 quarter grew 4.3% compared to 2004 quarter and this resulted in an increase in the market share to 14.9% in 2005 quarter from 14.6% in 2004 quarter.

Total gasoline sales volumes dropped 4.3% to 156 thousand cubic meters mainly due to an 18.7% decline in exports. Domestic sales exhibited a 3% increase in 2005 quarter, mainly attributable to the 5.7% increase in the gasoline market. Within this context, the market share fell to 14.8% in 2005 quarter from 15.2% in 2004 quarter. Yet, in the premium gasoline market, the market share grew from 6.7% in 2004 quarter to 10% in 2005 quarter, mainly due to the launching of Podium gasoline.

Asphalt sales volumes grew 34.7% in 2005 quarter, mainly boosted by a program of infrastructure works performed by the Government. Within this context, domestic market sales increased 45.7% in 2005 quarter while exports declined 6.9%.

As regards heavy distillates, in 2005 quarter sales volumes declined 13%, mainly VGO volumes, as a result of reduced exports in the period under review.

As regards the remaining products, sales of reformer plant byproducts rose 18.9% in 2005 quarter, basically as a consequence of increased sales of aromatics (74.8%), paraffins (21.2%) - mainly as a result of exports of varieties of paraffins - and increased LPG  sales (18%).

Petrochemicals

*   Regarding the international context, in 2005 quarter styrenics business operations exhibited a significant increase in international marketing spreads. This also applied to styrene and polystyrene, which recorded 93% and 33% increases, respectively, mainly due to the combined effect of a drop in the price of benzene as a result of an increased supply during 2005 quarter derived from the construction of new plants which increased production capacity, and improved sales prices in line with the rise in oil prices.

Regarding the fertilizers business, urea international prices rose 68.5%, from an average of U$S143 per ton in 2004 quarter to U$S241 per ton in 2005 quarter, mainly as a result of an increased demand.

*  Operating income for 2005 quarter rose 34.8% to P$62 million due to the increase in gross profit and the recognition of tax benefits for Innova operations, partially offset by higher administrative and selling expenses.

*   In Argentina, styrenics sales increased to P$211 million or 46.5% in 2005 quarter, due to the combined effect of higher sales prices, in line with international reference prices, and  ethylbenzene sales to Innova. To such respect, the start-up of the ethylene plant, in October 2004, allowed to increase the supply of ethylbenzene which is exported to Innova within the framework of vertical integration of the petrochemical businesses, thus allowing for full use of production installed capacity.

Sales volumes increased 11% to 53 thousand tons in 2005 quarter. This increase is mainly attributable to ethylbenzene exports to Innova, which totaled 10.5 thousand tons. In 2005 quarter, the styrene and ethylene facilities at the General San Martín Plant recorded a lower availability factor as a result of the technical shutdowns in April and May 2005, respectively.

Average sales prices of styrenics in 2005 quarter were 32% higher compared to 2004 quarter, with increases of 43%, 32% and 39% for styrene, polystyrene and rubber, respectively, as a result of the rise in international reference prices.

Styrenics sales volumes dropped 16% in 2005 quarter compared to 2004 quarter, with a 42% decline in exports as a result of lower availability derived from the plant shutdown during 2005 quarter.

In 2005 quarter polystyrene and Bops sales volumes were 12% lower compared to 2004 quarter, with a 2% drop in domestic sales and a 22% decline in exports, mainly to Chile and Europe.

Considering production from the ethylene plant, ethylbenzene sales volumes totaled 10.5 thousand tons, while no sales of this product were recorded in 2004 quarter.

Synthetic rubber sales volumes declined 11% in 2005 quarter, mainly due to rebuilding of inventory levels on account of the plant shutdown scheduled for the third quarter of 2005. This directly affected export markets, with a 25% drop in volumes dispatched. In 2005 quarter sales volumes in the domestic market increased 8%.

Innova sales in Brazil increased 33.3% to P$208 million in 2005 quarter mainly due to the increase in sales prices, in line with international reference prices, partly offset by a decline in sales volumes.

Styrene and polystyrene prices increased 44% and 47% in 2005 and 2004 quarters,  respectively.

In 2005 quarter, total styrene and polystyrene volumes fell 9% and 22% to 23.5 thousand tons and 20 thousand tons, respectively, as a result of a lower demand from the Brazilian market derived from consumption of customers’ stocks in 2005 quarter. In spite of the decline in sales, the Company maintains a leading position in the Brazilian market.

Fertilizers sales rose 13.3% to P$111 million in 2005 quarter, mainly due to the 17.5% increase in sales prices, partially offset by a 2.8% slight decline in sales volumes as a result of a lower demand for climate reasons in the fertilizers market. The stocks policy allowed to offset the effects of the plant’s lower operating availability factor, as a result of the technical shutdown scheduled for maintenance works during almost the whole month of  May 2005.

*  Gross profit rose 19.4% to P$86 million in 2005 quarter. Gross margin on sales slightly decreased to 17.4% in 2005 quarter from 18.1% in 2004, reflecting the effect of lower styrenics margins in Brazil and fertilizers margins.

As regards styrenics in Argentina, gross profit rose 69% to P$49 million in 2005 quarter, mainly as a result of increased prices and sales volumes. Gross margin on sales increased to 23.2% in 2005 quarter from 20.1% in 2004 quarter as a result of improved sales prices.

Regarding styrenics in Brazil, gross profit dropped 19% to P$17 million in 2005 quarter. Gross margin on sales moved down to 8.2% in 2005 quarter from 13.5% in 2004 quarter, since the higher costs of raw materials and the effect of freight costs could not be passed through to market prices.

As regards fertilizers, gross profit dropped 9.1% to P$20 million in 2005 quarter, mainly due to increased costs of raw materials (gas and ammonium nitrate) that could not be fully passed through to sales prices, and the effect of fixed costs derived from the plant shutdown during May 2005.

*   Administrative and selling expenses totaled P$32 million and P$28 million in 2005 and 2004 quarters, respectively. This increase is mainly attributable to increased labor costs in Innova and the increase in selling expenses in Argentina due to higher freight costs in line with ethylbenzene exports to Innova.

*   Other operating income (expense), net recorded P$8 million and P$2 million gains in 2005 and 2004 quarters, respectively. The 2005 quarter gain is mainly attributable to the collection of tax benefits granted by the Río Grande do Sul State, Brazil, to companies settled in such state.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of CIESA is as follows:

*     Sales revenues increased to P$153 million or 26.4% in 2005 quarter mainly due to increases in gas prices on account of the application of the price recovery path fixed by the Secretary of Energy as from May 2004 and the increase in international reference prices applicable to certain export contracts and contracts with industrial customers. Gas volumes imported from Bolivia as from June 1, 2004 and increased gas brokerage operations were higher than the reduction in the gas produced by the Company in Argentine fields.

Sales revenues from gas and liquids produced by the Company and imported gas and liquids totaled P$77 million and P$57 million in 2005 quarter and P$40 million and P$72 million in 2004 quarter, respectively. Sales volumes in Argentina for gas produced by the Company and imported gas totaled 267.2 million cubic feet per day in 2005 quarter and 271.2 million cubic feet per day in 2004 quarter. Liquids sales volumes totaled 61.1 thousand tons in 2005 quarter and 83.3 thousand tons in 2004 quarter.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$19 million and P$9 million in 2005 and 2004 quarters, respectively. This improvement was attributable to increased gas operations.

*   In 2005 and 2004 quarters, operating income was P$58 million and P$63 million, respectively. Operating results reflect P$44 million and P$53 million gains in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$14 million and P$10 million in 2005 and 2004 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*   Net sales of electricity generation increased P$13 million to P$79 million in 2005 quarter as a consequence of the combined effect of a 18.2% improvement in generation prices and a 1.5% increase in energy sales as a result of the 4.8% increase in the demand for energy in Argentina.

The increase in energy sales prices mainly derived from a higher demand for electric power within a framework of reduced water flows contributed by the different basins and restricted gas supply. Such facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the increase mentioned above is also attributable to the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter. The Company’s condition as an integrated energy company and the complementation of thermal and hydroelectric generation allowed to take advantage of higher margin opportunities in the market.

Net sales attributable to Genelba Power Plant increased 22.6% to P$65 million, due to the combined effect of improved prices and increased sales volumes. The average sales price of energy increased 16.9% to P$51.8 per MWh in 2005 quarter from P$44.3 per Mwh in 2004 quarter due to the market reasons mentioned above. Energy sales increased 5.4% to 1,258 GWh in 2005 quarter due to the higher demand recorded in the domestic market. Therefore, the plant factor as well as the power plant’s availability factor rose to 80.4% in 2005 quarter from 77.8% in 2004 quarter and to 82.1% in 2005 quarter from 78.5% in 2004 quarter, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 8.3% to P$13 million in 2005 quarter. The average sales price increased 29.7% to P$53.7 per MWh in 2005 quarter from P$41.4 per MWh in 2004 quarter. During 2005 quarter, energy delivered decreased 14.9% to 246 GWh, due to lower water levels in the Comahue Basin.

*   Gross profit for the generation business increased P$6 million to P$37 million in 2005 quarter, mainly driven by improved prices in the wholesale electricity market in 2005 quarter. This allowed to absorb higher costs attributable to fuel gas and energy purchases. Gross margin on sales was 46.8% in 2005 and 47% in 2004 quarter.

*   In 2005 quarter, operating income for the Electricity segment declined P$10 million to P$33 million. Operating results reflect a P$2 million loss and a P$7 million gain in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of Distrilec. Excluding such effects, operating income slightly declined P$1 million to P$35 million in 2005 quarter. In 2005 quarter, generation margins increased as a result of improved prices and higher sales volumes. This allowed to offset higher costs attributable to fuel gas and energy purchases and lower income from technical assistance services in 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/08/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

#